Exhibit 99.3

510 Burrard St, 3rd Floor
Date: April 05, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BAJA MINING CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting:	02/05/2012
Record Date for Voting (if applicable) :	02/05/2012
Beneficial Ownership Determination Date:	02/05/2012
Meeting Date :	21/06/2012
Coal Harbor Room
Pan Pacific Hotel
Meeting Location (if available) :	300 - 999 Canada Place
Vancouver, BC
V6C 3L6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	05709R103	CA05709R1038

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for BAJA MINING CORP